REQUEST FOR FINANCIAL STATEMENTS

NOTICE TO SHAREHOLDERS OF RESPONSE BIOMEDICAL CORP.

You may choose to receive the Company's financial reports by simply completing the information below and returning this notice in the postage paid return envelope provided.

Offering you the option to receive the Company's financial reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them. Ultimately, the choice is yours. As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company's financial reports.

☐	Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.

☐	Please add my name to the mailing list for the Company so that I may receive the Annual Report, including the annual financial statements and related MD&A.

TO:     RESPONSE BIOMEDICAL CORP. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Financial Statement Mailing List in respect of its financial statements.

Name (Please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a	Dated
company, signature of authorized signatory.

Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

Response Biomedical Corp.
8081 Lougheed Highway,
Burnaby, B.C. V5A 1W9, Canada
Fax: 604.412.9830
Direct 604.681.4101